Securities and Exchange Commission
Washington, D.C. 20549

Form N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Siguler Guff Small Business Credit Opportunities Fund, Inc. (the “Company”)

Address of Principal Business Office:	825 Third Avenue, 10th Floor New York, NY 10022

Telephone Number:	(212) 332-5100

Name and address of agent for service of process:	Donald P. Spencer Siguler Guff & Company 825 Third Avenue, 10th Floor New York, NY 10022

☒	The Company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. The Form 10 was filed on July 21, 2014. The File No. is 000-55252.

The undersigned Company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities and described in Section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned has caused this notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 1st day of July, 2015.

[SEAL]		Signature:	/s/ Donald P. Spencer
Siguler Guff Small Business Credit Opportunities Fund, Inc.
		By:	Donald P. Spencer
Assistant Vice President

Attest:	/s/ Ilomai Kurrik
Ilomai Kurrik
Assistant Secretary